

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 7010

November 4, 2008

<u>Via U.S. Mail</u>

Hector Francisco Vasquez Davis
Principal Executive Officer, President and Director
Pana-Minerales S.A.
Primera Calle El Carmen
EDF. PH Villa Medici
Apt. 28, Torre C
Panama, Rep. of Panama

> **Re: Pana-Minerales S.A.**
> **Registration Statement on Form S-1**
> **Filed October 13, 2008**
> **File Number 333-154218**

Dear Mr. Davis:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your filing in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to contact us at the telephone numbers listed at the end of this letter.

General

1.   We note that the sole selling security holder owns 100% of the outstanding shares, and that you are registering for resale on behalf of the sole selling security holder 71.5% of those shares. Given the nature and size of the transaction being registered on behalf of the sole selling security holder, the transaction appears to be a primary offering. Please revise the cover page of your filing to identify the sole selling security holder as an underwriter as required by Item 501(b)(8) of Regulation S-K.   Please also revise your Plan of Distribution disclosure on page 15 to identify the sole selling security holder as an underwriter as required by Item 508 of Regulation S-K. In the alternative, provide detailed analysis as to why the offering of the sole selling security holder's shares should not be characterized as a primary offering with the sole selling security holder acting as an underwriter.

2.   In addition to owning 100% of the outstanding shares of the company, the sole selling security holder is also the company's sole officer and director. Please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made on a delayed or continuous basis pursuant to Rule 415.

Risk Factors, page 7

General

3.   Please note that the risk factors disclosure should present all known material risks. Accordingly, revise the third sentence of the introductory paragraph and state explicitly that you have included all known material risks in your discussion.

Business Development Since Inception, page 18

4.   Your third paragraph states that the common shares sold on August 23, 2008 raised "a further $13,000,000." This statement is inconsistent with the $13,000 raised from the sale referenced in other parts of your filing.   Please revise.

Liquidity and Capital Resources, page 26

General

5.   You disclose in the subheading of the first risk factor on page 7 that the "sole officer and director has agreed to loan money to us . . . ." Given your going concern and liquidity position and the materiality of this loan agreement to the operation of the

company, please disclose the terms of this loan agreement in detail as required by Item 303(a) of Regulation S-K. Please also file this loan agreement as an exhibit to the Form S-1 as required by Item 601(b)(10) of Regulation S-K.

Summary of Significant Accounting Policies, page 45

6.   The financial statement entries for Net Income (Loss) do not include parentheses, thereby suggesting the company had positive income. Please revise the summary to include parentheses around these entries to accurately reflect the negative income amounts.

Closing Comments

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Tracey L. McNeil at (202) 551-3392 or, in her absence, Michael E. Karney, at (202) 551-3847 with any questions.

Sincerely,

Anne Nguyen Parker
Branch Chief

cc: Michael E. Karney
        Tracey L. McNeil

        <u>Via Facsimile</u>
        Scott Lawler, Esq.
        (951) 676-4988